Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 16, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on November 16, 2005, entitled "Notifiable trading".

Notifiable trading

On behalf of Statoil (OSE:STL, NYSE:STO), DnB NOR has on 15 November 2005 purchased 136,500 shares for use in the group’s share saving plan. The shares have been acquired at a price of NOK 144.82 per share. Before distribution to the employees, the share saving plan has 790,024 shares.

When Statoil was listed in 2001, 25 million shares were established for use in a bonus programme aimed at small shareholders. The number of unused shares remaining as of 16 November 2005 is 23,441,885. These shares are recorded in the share register as Statoil's own shares, but they cannot be used by the company without the approval of the annual general meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: November 16, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer